UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A
Amendment No.1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

CHINA NORTH EAST PETROLEUM HOLDINGS LIMITED
 (Exact name of registrant as specified in its charter)

NEVADA	87-0638750
(State of incorporation or organization)	(I.R.S. Employer Identification No.]

445 Park Avenue, New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Stock, par value $0.001 per share	NYSE AMEX LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form related to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:  N/A

Explanatory Note

This Amendment No. 1 to the Registrant’s Form 8-A, filed with the Securities and Exchange Commission on June 10, 2009, amends the description of the warrants to purchase up to 100,000 shares of the Company’s common stock at the exercise price of $2.15 per share under Item 1, and to correct a typo in the description of Exhibit 4.5 in Item 2.

INFORMATION REQURIED IN REGISTRATION STATEMENT

Item 1.         Description of Registrant’s Securities to be Registered

This registration statement on Form 8-A relates to the registration of common stock, par value $0.001 per share (the “Common Stock”), of China North East Petroleum Holdings Limited, a Nevada corporation (the “Company”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of the Common Stock on the NYSE AMEX LLC (“AMEX”). The Common Stock is presently quoted on the OTC Bulletin Board under the symbol “CNEH.”

The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Articles of Incorporation, as amended (the “Amended Articles”) and Bylaws, as amended (the “Amended Bylaws”), copies of which are incorporated herein by this reference.

Common Stock

The Company currently is authorized to issue 150,000,000 shares of Common Stock, and as of June 9, 2009, 20,904,080 shares of Common Stock are currently issued and outstanding. The Company has authorized 2,500,000 shares of Common Stock for issuance under the Company’s 2006 Stock Option/Stock Issuance Plan (the “Plan”). As of June 9, 2009, 1,190,000 shares of Common Stock are reserved for issuance upon exercise of options granted under the Plan or to be granted by the Company pursuant to the Plan.

Voting, Dividend and Other Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors’ determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of the preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Most amendments to our articles of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Warrants

As of June 9, 2009, the following warrants were outstanding:

Warrants to purchase up to 3,960,000 shares of the Common Stock at a current exercise price equal to $2.35 per share, on or prior to February 28, 2013. Pursuant to the terms of such warrants issued on February 28, 2008, the exercise price is subject to adjustment in the event of stock split, combination or the like of the Company’s Common Stock and certain other adjustments.

Warrants to purchase up to 100,000 shares of Common Stock at any time on or prior to January 1, 2013 at an exercise price of $2.15 per share. Pursuant to the terms of such warrants approved for issuance by the Company’s Board of Directors on February 6, 2008, the exercise price is subject to adjustment in the event of stock split, combination or the like of the Company’s Common Stock.

Warrants to purchase up to 250,000 shares of the Common Stock at an initial exercise price equal to $2.00 per share and warrants to purchase up to 250,000 shares of Common Stock at an initial exercise price of $2.35 per share, on or prior to March 5, 2013. Pursuant to the terms of such warrants issued on March 5, 2009, the exercise price is subject to adjustment in the event of stock split, combination or the like of the Common Stock and certain other adjustments.

Warrants to purchase up to 50,000 shares of Common Stock at any time on or prior to April 29, 2013 at an exercise price of $2.65. Pursuant to the terms of such warrants issued on April 29, 2009, the exercise price is subject to adjustment in the event of stock split, combination or the like of the Common Stock and certain other adjustments.

Nevada Anti-Takeover Law and Certain Charter and Bylaw Provisions

We are subject to the provisions of the Nevada private corporation law, which are anti-takeover provisions. In general, the provisions of Sections 78.411-444 prohibit a publicly held Nevada corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 10% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of our company. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. They may also have the effect of preventing changes in our management.

Our Amended Articles and our Amended Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions may discourage coercive takeover practices and inadequate takeover bids. These provisions also may encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

The provisions of Nevada law and the provisions of our Amended Articles and Amended Bylaws, as amended, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Register

The transfer agent and registrar for our common stock is Interwest Transfer, Inc., 1981 East 4800s Suite 100, Salt Lake City, Utah 84117, telephone number (801) 272-9294.

Item 2.         Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation are incorporated herein by reference from Registrant’s Annual Report on Form 10-KSB filed with the SEC on March 28, 2001.
3.2	By-laws are incorporated herein by reference from Registrant’s Annual Report on Form 10-KSB filed with the SEC on March 28, 2001.
3.3	Certificate of Amendments to Articles of Incorporation is incorporated herein by reference from Registrant’s Information Statement on Form 14C filed with the SEC on May 26, 2004.
3.4	Certificate of Amendments to Articles of Incorporation filed with the Secretary of State of Nevada on September 12, 2005*
3.5	Amended and Restated By-laws are incorporated herein by reference from Registrant’s Current Report on Form 8-K filed with the SEC on September 30, 2008.
4.1	2006 Stock Option/Stock Issuance Plan is incorporated herein by reference from Registrant’s Registration Statement on Form S-8 filed with the SEC on February 27, 2006.
4.2	Form of Series A and C Common Stock Warrant is incorporated herein by reference from Registrant’s Current Report on Form 8-K filed with the SEC on March 3, 2008.
4.3	Form of Series B Common Stock Warrant is incorporated herein by reference from Registrant’s Current Report on Form 8-K filed with the SEC on March 3, 2008.
4.4	Form of Warrant Agreement is incorporated herein by reference from Registrant’s Current Report on Form 8-K filed with the SEC on March 6, 2009.
4.5*	Warrant Agreement dated February 28, 200 8 .
4.6*	Warrant Agreement dated April 29, 2009.
10.1
Securities Purchase Agreement dated February 28, 2008 between the Company and Lotusbox Investments Limited is incorporated herein by reference from Registrant’s Current Report on Form 8-K filed with the SEC on March 3, 2008.

10.2	Amendment No. 1 to 8% Secured Debenture is incorporated herein by reference from Registrant’s Current Report on Form 8-K filed with the SEC on March 6, 2009.
* previously filed

SIGNATURE

Pursuant to the requireme4nts of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

China North East Petroleum Holdings Limited

By:	/s/ Wang Hongjun
Wang Hongjun
Chairman of the Board and President

Date:  June 29 , 2009